UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras about the Distance Voting Ballot

—

Rio de Janeiro, March 18, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it has re-submitted today the Distance Voting ballots for its Extraordinary General Meetings of April 12 (EGM) and Annual General Meetings of April 14 (AGM) with the following changes:

Distance Voting ballot – EGM of April 12

(i) Inclusion of Pedro Rodrigues Galvão de Medeiros, as a candidate appointed by minority shareholders in the election of the Board of Directors members, with the adoption of the multiple voting process.

Distance Voting ballot – AGM of April 14

(ii) Inclusion of candidates Patricia Valente Stierli and Robert Juenemann, appointed by minority shareholders holding common shares, for the positions of member and alternate in the separate election for the Fiscal Council.

The resubmission of the ballots does not affect any of the proposals previously provided for in the ballots and the votes contained in the ballots that may have already been sent to the Company will be considered valid. Shareholders who want to send a new ballot to replace previous ones, must do so observing the original deadline of 7 (seven) days before the meeting, that is, until April 5 for the EGM and April 7 for the AGM.

To prevent conflicting voting instructions, the Company recommends that shareholders who have already sent their ballots, to forward their eventual new voting instructions through the same channel previously used.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer